Exhibit 107

Calculation of Filing Fee Tables

Schedule 14A
(Form Type)

Hall of Fame Resort & Entertainment Company
(Exact Name of Registrant as Specified in its Charter)

Table 1: Transaction Valuation

	Proposed Maximum Aggregate Value of Transaction	Fee Rate	Amount of Filing Fee
Fees to be Paid	$4,706,397.00(1)(2)	$0.00015310	$720.55(3)
Fees Previously Paid	—		—
Total Transaction Valuation	$4,706,397.00
Total Fees Due for Filing			$720.55
Total Fees Previously Paid			—
Total Fee Offsets			—
Net Fee Due			$720.55

(1)
Aggregate number of securities to which transaction applies: As of June 30, 2025, the maximum number of shares of common stock of Hall of Fame Resort & Entertainment Company (“HOFRE”) to which this transaction applies is estimated to be 5,229,330, which consists of (1) 5,215,667 outstanding shares of common stock, par value $0.0001, of HOFRE (the “Common Stock”) entitled to receive the per share merger consideration of $0.90 per share and (2) 12,633 shares of Common Stock underlying outstanding restricted stock units of HOFRE, which are entitled to receive the per share merger consideration of $0.90 per share.

(2)
As of the close of business on June 30, 2025, HOFRE estimated that the exercise price of outstanding Company Warrants (as defined in the Merger Agreement), as adjusted pursuant to the Merger Agreement, to be greater than $0.90 per share and, accordingly, HOFRE does not expect any Company Warrants to be exercised following the Effective Time (as defined in the Merger Agreement). HOFRE has therefore excluded the Company Warrants from the maximum number of shares of Common Stock to which this transaction applies in the table above.

(3)	In accordance with Section 14(g) of the Securities Exchange Act of 1934, as amended, the filing fee was determined by multiplying the sum calculated in Footnote (1) above by $0.00015310.